Exhibit (c)(3)

Scope

Clear Thinking Group LLC was retained by Hirsch International Corporation on February 5th, 2009 to quickly complete a liquidation analysis of Hirsch International Corporation and to provide a report on its findings for a scheduled board meeting on February 11th, 2009.

Methodology

Clear Thinking Group LLC met with Paul Gallagher, CEO & Beverly Eichel, CFO on February 9th and 10th, 2009 to discuss the current Hirsch International situation and to obtain the data necessary to complete a basic liquidation analysis of the company.

CTG reviewed various financial documents such as the current top-line sales data and financial projections (on a calendar year basis), 12/31/08 balance sheet, accounts payable aging, inventory aging, accounts receivable aging, real estate lease summary information, historical income statements & balance sheets, etc.

Paul & Beverly were very cooperative during our on-site review. We appreciated their honest and straight forward communication, and their help in completing our analysis.

CTG Team

Lee Diercks – Partner & Managing Director

Mr. Diercks is a veteran of the Consumer Product Industry, with over 30 years of managerial experience with Company’s such as JCPenney, Coast to Coast Hardware, Total Sports, Herman’s Sporting Goods, Woolworth Corporation, Champ’s Sports, and Jumbo Sports. He has held positions such as Buyer, District Manger, Regional Merchandise Manager, Regional Operations Manager, Director of Store Operations, Director of Store Development, General Merchandise Manager, Chief Operating Officer, etc. He has worked at executive level positions for over 30 years. Mr. Diercks has worked as a consultant for the past 11 years, working primarily with retailers, internet companies, wholesalers, distributors, service organizations, and consumer product manufacturers. He has extensive bankruptcy and business turnaround experience, and has worked as interim executive manager in troubled businesses and with many companies in bankruptcy. Mr. Diercks holds a B.A. degree in Management and Marketing, and an MBA degree.

2/12/2009	1	11:37:17 AM

Clear Thinking Group LLC

Personal & Confidential

Joseph Marchese – Manager

Mr. Marchese has over 15 years of consulting experience in the accounting and financial services arena. He has specialized in business planning, cash management, and financial reporting for many small to mid-market companies. His consulting projects have included the preparation and analysis of business plans, financial statements, budgets, forecasts and cash flow reporting. He has extensive experience in capital and operating expenditures, prepaid and accrual accounting, and with numerous financial systems. His extensive operation experience also assists in evaluating accounting practices and the implementation of proper accounting policies and procedures for our clients.

Executive Overview

CTG believes that Hirsch International Corporation thru an orderly wind down of its operations can deliver a return to Shareholders in the range of approximately $1.2 million in a worse case scenario to approximately $3.5 million in a best case scenario. However, due to the current economic environment, expected returns on asset sales could vary widely in the near and long term future and could greatly impact any expected returns.

We believe that Hirsch could wind down its business in five months depending on its ability to sell thru approximately $12 million at cost of inventory. The $12 million at cost inventory includes product on order of approximately $1.9 million, $2.2 million in parts, $5.7 million of new product, $2.0 million of demo product and $150k of used equipment. However, due to the significant negative monthly cash flow of the current business, we believe a quick sale process would be the most efficient way for the company and maximize returns to the Shareholders.

The key to such a wind down process is the recovery on the sale of the inventory and the speed in which it is conducted. In conversations with Company Management, there is a belief that inventory sales could be increased with reductions in selling prices, increased marketing exposure and with greater commissions to the sales force. However, with the current economic situation, the speed of the sell thru of the inventory may be impacted as customers continue to hold off on making large capital commitments. As such, additional discounts may have to be given to motivate customers to buy now; which could affect the overall recovery on the sale of the inventory.

We believe that a two-phased sale process approach be used to maximize the inventory recovery, collect the accounts receivables, and to minimize the cash expenses. Assuming that the company would start such a process on 3/1/09, we believe a 60 day “Phase I” and a 60 day “Phase II”, with an additional 30 day wind down period would be necessary to complete all the necessary wind down activities. As such we have modeled the expenses to actually increase in the first 60 day period and then rapidly decline over the next 90 days.

2/12/2009	2	11:37:17 AM

Key Criteria and Assumptions

•                  Wind Down Process – CTG believes that a carefully orchestrated and executed wind down process will maximize recovery for the Hirsch Shareholders. As such, we believe the wind down process would need to be implemented in such a way to ramp up sales in the short term before announcing the plan to wind down the company; or in other words a two phase approach to selling thru the inventory and winding down the company. The company in parallel actions would implement significant accounts receivable collections efforts, and expense reduction efforts to maximize recovery.

As such it is our perspective that in “Phase I”, that the company would need to aggressively price the existing inventory to get it to sell, increase sales commissions to motivate the existing staff, and increase the marketing effort for approximately 60 days. We believe these actions would sell thru most of the less expensive inventory that requires more intensive customer service, training and sales support. At the end of the 60 days, a significant reduction in sales staff and sales support could be implemented, thus reducing a significant monthly cash outlay.

Phase II would focus on selling the remaining inventory to more established customers that need less sales support and training over the course of 60 days. We would assume that most of the sales offices could be closed with only the best sales staff remaining to sell thru the remaining inventory.

Assuming that the company started a wind down process 3/1/09, it is our opinion that the Company could effectively close the business by the end of July 2009. In addition to the 120 days needed to sell inventory and collect accounts receivable, we also assume an additional 30 days will be needed to complete the necessary financial and legal requirements to close down the business.

•                  Cash Position – As of 2/9, per Company records, Hirsch had approximately $4.5 million of cash in the bank and $200k in outstanding checks, giving them net available cash of $4.3 million. Approximately $1.0 million of the cash balance was an unused Letter of Credit. We assume the LC will be drawn down to pay for new goods or monetized in the wind down process. Outstanding checks included in the

•                  Accounts Receivable – Hirsch’s accounts receivable is relatively old, with 60% of the receivable balances more than 60 days past due. According to the Company’s inventory aging, there are approximately 2,000 accounts that have a balance owed to the Company. Due to the significant number of accounts and the age of the balances owed, we believe that the company will need assistance of a collection agency and in some instances legal assistance to collect the amounts owed.

2/12/2009	3	11:37:17 AM

Recovery rates could be affected by potential offsets, due to customer service or warranty issues during the wind down process.

•                  Inventory – Hirsch currently has approximately $10.0 million in inventory at cost on hand, and another $1.9 million at cost on order. Company management believes it will be difficult if not impossible to cancel the current on order. As such we have assumed that the company will have approximately $12.0 million in inventory to dispose of.

$2.2 million of the inventory consists of parts, which according to management has little value. We believe the recovery rate on the parts will be very minimal, as it is specific to equipment sold in the past.

To sell thru this level of inventory in a short time, we believe that the average recovery on new product to be slightly below cost. As such, all attempts should be made to cancel as much of the on order as possible as there is a large likely hood that the company would have to sell it below cost to monetize those assets. However, we have assumed for this model that the inventory on order will be received complete, and thus it is our opinion that it will need to be liquidated at or below cost.

•                  Furniture, Fixtures, & Equipment

According the Company’s 12/31/08 balance sheet, Hirsch had a book value of approximately $1.6 million after depreciation on its fixed assets. This asset class consists of furniture & fixtures, computer equipment, leasehold improvements, website development costs, and computer software upgrades. Unfortunately there are not many assets in this asset class to be monetized, as software development; and website development costs can not be recovered. Also, due to the significant excess of office furniture & computer equipment in the marketplace currently, there will be little cash recovered on this asset class. We assume in this situation that the company will require the assistance of a fixture/equipment liquidator to maximize the recovery rates and have built in the potential liquidation costs into the model.

•                  Real Estate Lease Liability

Based on the lease summary information provided by the company, CTG has calculated the remaining real estate lease liabilities, assuming all property leases are vacated and turned back to the landlords by 6/30/09. The remaining liability would be approximately $730k. However, we believe that there may be a potential to offset some of those costs if some of these leases can be sublet or reassigned to other possible tenants.

•                  Other Contracts & Non- Real Estate Leases

Hirsch has very few other contracts, leases, or contractual commitments according to Company management. There is one auto lease and a few other leases with

2/12/2009	4	11:37:17 AM

approximately $14k in additional obligations assuming this equipment is returned as of 6/30/09.

•                  Wind Down Expenses

To get to the wind down start date of 3/1/09, we estimated that the remaining 3 weeks of February 2009 will result in a net cash burn of $150/week. Hirsch’s current financial plan indicates that the company will spend approximately $1.1 million on average each month for SG&A expenses. As such we believe that in a phased approach to selling the remaining inventory and winding down the business, that the actual expenses in the first two months of the wind down would actually increase to approximately $1.2 million each month. This increase in expenses is primarily due to increased marketing and sales commission costs. Once the wind down enters the third month, expenses would be expected to decline rapidly, and be eliminated as certain activities stop, etc. We have also planned for a 30 day wrap-up for final corporate activities, including completion of tax returns, legal activities for dissolving the corporate/legal entities, etc.

•                  Accounts Payable & Accrued Expenses

As of 2/9/09 the company records indicate that there was approximately $4.6 million of accounts payable that would need to be paid. Also, the company has accrued unpaid expenses of $450k which includes sales taxes, professional fees, etc. We have also included one full year of potential accrued warranty expenses during this wind down period.

•                  Employee Severance

Based on the current severance policy and the existing employment contracts, CTG believes that there is approximately $1.1 million of severance costs that would need to be paid in a wind down of the business.

2/12/2009	5	11:37:17 AM

Hirsch International Corporation

Liquidation Analysis	PERSONAL & CONFIDENTIAL
Prepared by Clear Thinking Group LLC
2/11/2009

		Estimated		Liquidation Analysis Scenarios
		Value as of	$ Amount	LOW	MID	HIGH
	Recoverable Assets as of 2/9/09

a	Cash in Bank - Estimate	9-Feb-09	$4,461,065	$4,461,065	$4,461,065	$4,461,065

b	Accounts Receivable	9-Feb-09	$3,906,446	$3,068,460	$3,273,920	$3,495,088
			Recovery Rate	78.5%	83.8%	89.5%

c	Inventory Equipment & Parts(Recovery on Cost)	9-Feb-09	$11,912,256	$8,739,035	$9,716,269	$10,595,347
			Recovery Rate	73.4%	81.6%	88.9%

d, e	Pre-Paid Expenses (Supplies, etc.)	31-Dec-08	$164,000	$16,400	$24,600	$32,800
			Recovery Rate	10.0%	15.0%	20.0%

f	Furniture, Fixtures & Equipment	31-Dec-08	$1,555,698	$97,605	$123,312	$149,018
			Recovery Rate	6.3%	7.9%	9.6%

g	Interllectual Property (Patents, Trademarks, URL’s, etc.)	31-Dec-08	0	$—	$—	$—
			Recovery Rate	10%	15%	20%

h	FF&E Recovery Fee	-20%		$(19,521)	$(24,662)	$(29,804)
i	Accounts Receivable Collection Fees	-15%		$(230,135)	$(245,544)	$(262,132)
j	IP Recovery Fee	-30%		$—	$—	$—

	Net Recovery before Wind DownExpenses, Professional Fees, and Return to Shareholders			$16,132,909	$17,328,960	$18,441,383

	Operating and Administrative Expenses, Professional Fees and Other Expenses:

k	Company Operating Costs During Orderly Wind Down			5,146,177	5,146,177	5,146,177
l	Professional Fees & Expenses			750,000	750,000	750,000

	Gross $ Available to Creditors			$10,236,732	$11,432,783	$12,545,206

m	Property Lease Liabilities	31-Dec-08	$730,742	$730,742	$730,742	$730,742
n	Other Leases and Contracts Liabilities	31-Dec-08	$13,872	$13,872	$13,872	$13,872
o	Accounts Payable & Accrued expenses payable	9-Feb-09	$5,135,329	$5,135,329	$5,135,329	$5,135,329
p	Inventory On Order Commitment payable	9-Feb-09	$1,963,143	$1,963,143	$1,963,143	$1,963,143
q	Accounts Receivable Credits	9-Feb-09	$584,694	$584,694	$584,694	$584,694
r	February Cash Burn	9-Feb-09	$450,000	$450,000	$450,000	$450,000
s	Check Float	9-Feb-09	$200,000	$200,000	$200,000	$200,000

	Net Available for Shareholders			$1,158,952	2,355,002.67	$3,467,426

Clear Thinking Group LLC has relied on information provided by Hirsch International Corporation and its officers.
Clear Thinking Group LLC has not audited any of the information provided to us.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Assumptions:

a	Cash on hand as of 2/9/09 per company cash flow Summary Report; less LC commitments
b

Accounts receivables (includes credit card flow) as of 2/9/09 per company a/r aging records gross amounts before credits. Assumes 50% collected as normal and 50% collected with the use of a collection agency

c	Inventory on hand at cost as of 2/9/09 per company inventory aging. Includes parts inventory & on order inventory
d	Assumes most pre-paid expenses are unrecoverable with the exception of supplies, at the rates noted above, net of cost to recover
e	Assumes real estate lease deposits of $35,703 are unrecoverable
f	Off of 12/31/08 balance sheet and includes FF&E, leasehold improvements, computer upgrades, & website development costs
g	Assumes company Intellectual Property has no value in the marketplace.
h	Assumes a liquidator recovery fee of 20% of gross sales, net of sales tax.
i	Assumes company uses a collection agency to collect the last 50% of accounts receivable. Collection fee of -15% of recovered receivables.
j	Assumes the use of an IP broker at 30% of net sales.
k	Assumes a normal expense run rate plus additional commisions and advertising for two months, and two months with reduced expenses and includes severance of $1.2 mil
l	Assumes approx. $750k for legal and other professional fees for winding down the business for SEC filings, shareholder communication, possible litigation, etc
m	Estimated real estate liability based on info as of 12/31/08. Assumes all offices and locations closed by 6/30/09
n	Estimated other contracts and leases liabilities as of 12/31/09.
o	Accounts payable and accrued expenses as of 2/9/09.
p	Assumes payables associated with the current inventory on order.
q	Assumes current A/R credits returned to customers
r	Assumes the remaining 3 weeks of February 09 will result in a net cash burn of $150k/week
s	Current outstanding checks estimated at $200k

Misc.
Assumes no recovery or additional liability in regards to Hirsch International Corp. investment in Graphic Arts Acquisition.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

Cash in Bank Position

	Citibank	Citibank	WAMU	WAMU	Wachovia	Wachovia	Wachovia	Wachovia
	Checking	FSA	Checking	MMKT	F/X	Standby LC	MMKT	Checking	Total

12/31/2008	2,003,675	11,631	19,696	101,599	374,519	1,413,287	1,107,609	2,029	5,034,045

2/9/2008	1,330,187	2,669	19,858	101,574	393	986,920	2,017,146	2,318	4,461,065

Clear Thinking Group LLC has relied on information provided by Hirsch International Corporation and its officers.
Clear Thinking Group LLC has not audited any of the information provided to us.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

Accounts Receivable Summary

Customer	Current	0-30 Days	31 - 60 Days	61 - 90 Days	91 - 120 Days	Over 120 Days	Balance
Laishley Marine Incorporated	$3,714	$42,443	$4,452	$0	$0	$0	$50,609
Southside Sports	$0	$0	$0	$50,743	$0	$0	$50,743
Mmpr Inc	$53,430	$0	$525	$0	$0	$0	$53,955
Trophies Plus	$(1,508)	$0	$56,400	$0	$0	$0	$54,893
Imprinted Sportswear Shop	$0	$0	$76	$0	$114	$59,500	$59,690
Skyline Gear Aka Authority Custom V	$179	$0	$384	$59,700	$0	$0	$60,263
Goldline Embroidery	$0	$0	$62,301	$0	$0	$0	$62,301
Fairfax Screenprinting	$0	$36	$0	$66,100	$0	$6	$66,142
The T - Stop	$5,286	$67,041	$0	$0	$0	$0	$72,327
Info Ink	$76,708	$0	$0	$0	$0	$0	$76,708
The Tiffin Company Inc.	$(5,000)	$1,041	$0	$93,118	$0	$270	$89,429
Hat World, Inc.	$262	$1,320	$142,780	$1,074	$1,037	$1,567	$148,041
Fusebox Designs	$5,500	$5,250	$44,862	$44,130	$45,296	$17,549	$162,587
Picture It Dba Wear Haus Designs	$(1,500)	$177,808	$0	$819	$0	$270	$177,397
Print Plus	$(1,272)	$136,664	$0	$7,054	$0	$71,111	$213,557
All other under $50k	$(720,495)	$671,936	$524,351	$462,636	$182,055	$802,626	$1,923,111
Totals	$(584,694)	$1,103,540	$836,132	$785,374	$228,502	$952,898	$3,321,752
					Total not including credits		$3,906,446.12

	Current	0-30 Days	31 - 60 Days	61 - 90 Days	91 - 120 Days	Over 120 Days	Balance
Recovery Scenarios on Aged A/R	Low Case	92%	90%	84%	72%	50%
		$1,015,256.52	$752,518.54	$659,714.16	$164,521.67	$476,449.20	$3,068,460.09
							78.5%

	Mid Case	95%	93%	88%	81%	60%
		$1,048,362.72	$777,602.49	$691,129.12	$185,086.88	$571,739.03	$3,273,920.24
							83.8%

	High Case	98%	96%	94%	90%	70%
		$1,081,468.91	$802,686.44	$738,251.56	$205,652.09	$667,028.87	$3,495,087.87
							89.5%

Assumes Recoveries on A/R over 90 days requires Collection Agency Assistance.

Assumes Credits returned to customers.

Clear Thinking Group LLC has relied on information provided by Hirsch International Corporation and its officers.
Clear Thinking Group LLC has not audited any of the information provided to us.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

Inventory Summary

By Vendor		Count	By Type		Count	By Vendor/Type		Count
Machines
KORNIT	847,647	19	New	5,669,298	257	GEMFIX Demo	36,669	2
MHM	1,167,654	31	Demo	2,054,038	132	GEMFIX New	36,669	2
MIMAKI	235,158	14	Used	158,247	9	KORNIT Demo	427,654	15
SEIT	157,137	2				KORNIT New	419,993	4
TAJIMA	5,400,649	328	Total	7,881,584	398	MHM Demo	181,185	7
GEMFIX	73,339	4				MHM New	986,469	24
						MIMAKI Demo	235,158	14
Total	7,881,584	398				SEIT Demo	84,008	1
						SEIT New	73,130	1
						TAJIMA Demo	1,089,364	93
						TAJIMA New	4,153,038	226
						TAJIMA Used	158,247	9

						Total	7,881,584	398

Parts/Supplies/Accessories

KORNIT	82,679
MHM	166,975
MIMAKI	14,250
SEIT	81,920
TAJIMA	1,933,169
GEMFIX	0

Total P/S/A	2,278,994

Total Inventory	10,160,577

Aging

Machines

	New	Demo	Used	Total	% of Total
0 - 3 months	3,128,749	835,367	76,218	4,040,334	51.26%
>3 - 6 months	356,444	205,979	0	562,423	7.14%
>6 - 9 months	577,378	296,688	0	874,067	11.09%
>9 - 12 months	1,204,629	300,539	0	1,505,168	19.10%
>1 - 2 years	326,337	312,327	0	638,664	8.10%
>2 - 3 years	75,762	94,477	69,337	239,576	3.04%
> 3 years	0	8,659	12,692	21,352	0.27%

Total Machines	5,669,298	2,054,038	158,247	7,881,584

Parts/Supplies/Accessories

	All	% of Total
0 - 3 months	625,695	30.26%
>3 - 6 months		10.23%
>6 - 9 months	169,143	8.18%
>9 - 12 months	108,838	5.26%
>1 year	1,163,853	56.29%

Total Parts	2,067,529
	211,465

All Inventory

0 - 3 months	4,666,029	45.92%
>3 - 6 months	773,888	7.62%
>6 - 9 months	1,043,210	10.27%
>9 - 12 months	1,614,006	15.88%
>1 year	2,063,444	20.31%

Total Inventory	10,160,577

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

Inventory Summary

Low to High Case Inventory Recovery (on cost)

					On Order	Total
	New Product	Demo Product	Used Product	Parts Inventory	Inventory	Inventory @ Cost
Assumed Gross	5,669,298	2,054,038	158,247	2,067,529	1,963,143	11,912,256
Low Recovery Rates %	90%	85%	75%	5%	85%	73.4%
Low Recovery Dollars	5,102,369	1,745,932	118,685	103,376	1,668,672	8,739,035

Mid Recovery Rates %	100%	90%	80%	10%	95%	81.6%
Mid Recovery Dollars	5,669,298	1,848,634	126,598	206,753	1,864,986	9,716,269

High Recovery Rates %	110%	95%	85%	15%	100%	88.9%
High Recovery Dollars	6,236,228	1,951,336	134,510	310,129	1,963,143	10,595,347

Clear Thinking Group LLC has relied on information provided by Hirsch International Corporation and its officers.
Clear Thinking Group LLC has not audited any of the information provided to us.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

On Order Summary

Vendor	Amount
Tajima America Corp	132,049.92
Madeira Usa Ltd.	6,206.95
Allied International	5,587.80
Superior Sewing Mach And Suppl	796.50
Dell Marketing L.P. Taxable	25,015.00
Allen Machine Products, Inc	72,609.95
Pulse Microsystems	8,425.00
Ems/Hoop-Tec	3,677.98
G S Machine And Tool Inc.	7,700.00
Machine Solutions, Inc	2,600.00
Mhm Siebdruckmaschinen Gmbh	5,444.80
Action Engineering	6,223.30
Stonehurst Industries Inc.	16,775.40
Mhm North America	—
Global Caster Corp.	2,987.50
Seit Elettronica S.R.L.	245,629.05
Adelco	16.54
Kornit Digital Ltd.	3,006.86
Stahls Hotronix	1,053.75
Anderson Thermal Devices, Inc.	350.00
Mimaki Usa, Inc.	1,414,256.00
Mimaki USA	106.00
Research In Motion Corporation	2,625.00

1,963,143.30

Clear Thinking Group LLC has relied on information provided by Hirsch International Corporation and its officers.
Clear Thinking Group LLC has not audited any of the information provided to us.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

FF&E Summary

	Original		Current		Recovery Values % of Book			Recovery $
	Value	Acc Deprec.	Book Value	Comment	Low	Mid	High	Low	Mid	High
Machinery & Equipment	1,161,388	(921,728)	239,660	Primarily Dell Computers	40%	50%	60%	95,864	119,830	143,796
Furniture & Fixtures	354,214	(319,398)	34,816		5%	10%	15%	1,741	3,482	5,222
Leasehold Improvements	191,832	(95,512)	96,320		0	0	0	—	—	—
Computer Upgrade	1,635,879	(647,225)	988,654	Primarily Computer Software/Software Licenses	0	0	0	—	—	—
Website Development	294,394	(98,146)	196,248		0	0	0	—	—	—

Total Fixed Assets	3,637,707	(2,082,009)	1,555,698	Ties to Dec 31, 2008 Balance Sheet				97,605	123,312	149,018
					Blended Recovery Rate			6.3%	7.9%	9.6%

Clear Thinking Group LLC has relied on information provided by Hirsch International Corporation and its officers.
Clear Thinking Group LLC has not audited any of the information provided to us.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

Real Estate Lease Liability

				Remaining
Location		Date of Lease	Monthly	Months of	Lease
City	State	Expiraton	Cost	Lease Term	Liability	Comments
Birmingham	Al	3/31/2010	605	9	5,445

	AZ	11/30/2009	1,700	5	8,500

	AR	6/30/2008	675	0	0	Assumes month to month basis

Rancho Cordova	CA	8/31/2009	650	2	1,300

Santa Ana	CA	2/7/2011	2,739	8	21,912

			2,839	12	34,068

Denver	CO	11/30/2009	750	5	3,750

Fort Lauderdale	FL	3/31/2009	1,751	0	0	Assumes month to month basis

Tyrone	GA	12/31/2010	3,347	18	60,246

Niles	IL	3/30/2011	2,106	9	18,954
			2,170	12	26,040

Braintree	MA	11/30/2008	640	0	0	Assumes month to month basis

	MN	1/1/2008	700	0	0	Assumes month to month basis

St. Charles	MO	8/31/2008	785	0	0	Assumes month to month basis

Hauppauge	NY	8/31/2011	14,697	2	29,394
			15,211	12	182,532
			15,744	12	188,928

	NC	5/14/2010	4,813	11	52,943

Cincinnati	OH	1/31/2009	680	0	0	Assumes month to month basis

Solon	OH	2/28/2011	3,500	20	70,000

Bridgeville	PA	1/21/2007	690	0	0	Assumes month to month basis

Harleysville	PA	9/30/2009	2,250	3	6,750

Fort Worth	TX	12/31/2009	1,700	6	10,200

Houston	TX	5/31/2009	850	0	0	Assumes month to month basis

Ashland	VA	7/31/2010	732	1	732
			754	12	9,048

Tukwila	WA	8/31/2008	1,313	0	0	Assumes month to month basis

				Total	730,742

Clear Thinking Group LLC has relied on information provided by Hirsch International Corporation and its officers.
Clear Thinking Group LLC has not audited any of the information provided to us.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

Misc. Leases and Contracts

Lease Liability

	Type	Lease	Monthly	# of months	Estimated
Leasing Company	of Contract	Term. Date	Payment	remaining	Liability

Porsche Payment Center	Auto lease	2/8/2010	1,690	8	13,520

Pitney Bowes	Copier lease	6/1/2008	2,174	0	0

Pitney Bowes	Copier Lease	5/20/2007	2,124	0	0

CIT Leasing	Equipment Lease	10/2/2009	88	4	352

Pulse Microsystems	Pulse Sales Agreement	10/31/2008	100,000	0	0
				Total	13,872

*Assumes 6/30/09 termination date

Clear Thinking Group LLC has relied on information provided by Hirsch International Corporation and its officers.
Clear Thinking Group LLC has not audited any of the information provided to us.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

Wind Down Expenses

								Total
Net Sales		Run Rate	March	April	May	June	July	Mar-Jul	Assumptions
Total Net Sales			3,000,000	3,500,000	2,200,000	1,000,000	0	9,700,000	Mid- case recovery on inventory Assumes
									sales taxes on new sales are collected and paid out as normal; but sales taxes are not listed as part of cash collected or listed as a wind down expense. (in and out)
Salaries			422,395	422,395	220,198	168,958	100,000	1,333,946	Salaries run-off as inventory is sold off per schedule below
Commissions	5.00%		150,000	175,000	110,000	50,000		485,000	Commissions @ 5%
Severance			0	0	294,953	196,636	635,397	1,126,986	Per the company policy of 1 week per year of service with exception of the 3 employment contracts
Payroll Taxes	0.126		71,836	74,973	78,457	52,157	92,292	369,715	As per company current records.
Hospitalization			49,000	49,000	29,400	19,600	9,800	156,800	Used same % as salary run-off
Contract Labor			2,000	2,000				4,000
Software Support			15,000	15,000	15,000	15,000		60,000	per current run rate
Employment Costs			2,000	2,000	1,200	800		6,000
Insurance			40,500	40,500	24,300	16,200	4,050	125,550	per current run rate
Utilities		8,000	10,000	8,000	4,800	3,200	800	26,800	per current run rate, run off as offices close
Rent		53,797	53,797	53,797	53,797	53,797	53,797	268,983	per current run rate, run off as offices close
Telephone			34,000	34,000	20,400	13,600	3,300	105,300	per current run rate, run off as offices close
Repairs & Maintenance			4,000	4,000	2,400	1,600	400	12,400
Protection & Security			300	300	180	120	30	930
Postage, & Office Supplies			17,000	17,000	10,200	6,800	500	51,500	per current run rate, run off as offices close
Computer			10,000	10,000	6,000	4,000		30,000	per current run rate, run off as offices close
Professional Fees			48,000	48,000	48,000	48,000	48,000	240,000	Assume normal course professional fees
Advertising	3.5	22,000	77,000	77,000	22,000	0	0	176,000	Increased advertising for March & April by $66k
T&E			79,500	79,500	47,700	15,900		222,600	per current run rate, run off as offices close
Auto Expense			59,833	59,833	35,900	11,967		167,532	per current run rate, run off as offices close
Trade Shows			59,635	0	0	0	0	59,635	Included March trade show, but nothing after 4/1
Seminars			1,000	1,000	0	0	0	2,000	per current run rate, run off as offices close
Education & Training			5,500	4,000	0	0	0	9,500	per current run rate, run off as offices close
Dues & Subs			2,500	2,500	0	0	0	5,000	per current run rate, run off as offices close
Manufacturing/Service			4,000	4,000	2,400	1,600	0	12,000	per current run rate, run off as offices close
Freight Out			5,000	5,000	3,000	2,000	0	15,000	per current run rate, run off as offices close
License Fees			5,000	5,000	3,000	2,000	0	15,000	per current run rate, run off as offices close
Real Estate Taxes			3,000	3,000	1,800	1,200	0	9,000	per current run rate, run off as offices close
Depreciation & Amortization			0	0	0	0	0	0
Bad Debt			0	0	0	0	0	0
Bank Charges			19,000	19,000	19,000	19,000	0	76,000
Miscellaneous			(5,000)	(5,000)	(5,000)	(5,000)	0	(20,000)
Total S, G & A			1,245,795	1,210,798	1,049,084	699,134	948,366	5,153,177

Other (Income) Expense			(3,000)	(3,000)	(3,000)	(3,000)		(12,000)

Corporate Taxes			1,000	1,000	1,000	1,000	1,000	5,000

Total Expenses			1,243,795	1,208,798	1,047,084	697,134	949,366	5,146,177

Salary rolloff			1	1	0.6	0.4	0.2
T&E/Auto Exp			1	1	0.6	0.2
General runnoff			1	1	0.6	0.4	0.1

Clear Thinking Group LLC has relied on information provided by Hirsch International Corporation and its officers.
Clear Thinking Group LLC has not audited any of the information provided to us.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

Accounts Payable and Accrued Expenses Payable

	Total Due	Accrued Purch	Current	31-60	61-90	91-120	Over 120
Accounts Payable Aging	4,554,378	4,080,349	(2,577,099)	252,550	193,088	347,955	2,257,535
Accrued Professional Fees (12/31/08)	232,622
Accrued Warranty Costs (12/31/08) **	138,662
Accrued - Other (12/31/08)	138,545
Sales Taxes Payable	71,122
Total AP/AEP	5,135,329

** - Uses 1 year of the 5 year accrual

Clear Thinking Group LLC has relied on information provided by Hirsch International Corporation and its officers.
Clear Thinking Group LLC has not audited any of the information provided to us.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

Severance Summary

Annual Salary	Acctg	388,502
	Admin	902,116
	Warehouse	207,600
	IT	88,643
	Cust Service	168,150
	Training	194,969
	Service	1,563,188
	Sales	1,555,571

Total Annual Salary		5,068,739

Total Severance **		1,126,986

** - Severance based on 1 week per year or any severance letter in place

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

Preliminary Balance Sheet

31-Dec-08

Assets

Current Assets
Cash & Cash Equivalents	$4,736,937
Accounts Receivable -Net	$3,953,532
Inventories, Net	$8,219,807
Other Current Assets	$221,857
Total Current Assets	$17,132,133

Property Plant & Equipment	$1,555,700
Other Assets, Net	$2,380,748
Total Assets	$21,068,581

Liabilities & Stockholders’ Equity

Current Liabilities
Accounts Payable & Accrued Expenses	$5,403,081
Income Taxes Payable	$23,488
Total Current Liabilities	$5,426,569

Total Liabilities	$5,426,569

Stockholder’s Equity
Class A Common Stock	$102,160
Class B Common Stock	$4,249
Additional Paid In Capital	$43,392,492

Retained Earnings Beginning of the Year	$(21,534,312)
Current Year Profit/(Loss)	$(4,325,973)
Dividends
Retained Earnings Beginning of the Year	$(25,860,285)

Treasury Stock	$(1,996,604)

Total Stockholder’s Equity	$15,642,012

Total Liabilities & Stockholder’s Equity	$21,068,581

Clear Thinking Group LLC has relied on information provided by Hirsch International Corporation and its officers. Clear Thinking Group LLC has not audited any of the information provided to us.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

Hirsch International Corporation

Forecast 2009

CONSOLIDATED 2009 Forecast

				Total				Total				Total				Total	Total
Net Sales	January	February	March	1st Qtr	April	May	June	2nd Qtr	July	August	September	3rd Qtr	October	November	December	4th Qtr	Year

Tajima New Machines	1,300,000	1,600,000	1,600,000	4,500,000	1,600,000	1,600,000	1,600,000	4,800,000	1,700,000	1,700,000	1,700,000	5,100,000	1,700,000	1,700,000	1,600,000	5,000,000	19,400,000
SEIT Laser Machines	190,000	190,000	190,000	570,000	0	190,000	190,000	380,000	190,000	190,000	190,000	570,000	190,000	200,000	190,000	580,000	2,100,000
Tajima Used Machines	0	50,000	50,000	100,000	50,000	50,000	50,000	150,000	75,000	50,000	50,000	175,000	50,000	50,000	50,000	150,000	575,000
Software	150,000	150,000	150,000	450,000	150,000	150,000	150,000	450,000	150,000	175,000	175,000	500,000	200,000	200,000	200,000	600,000	2,000,000
Part/Supplies/Acces/ Sales	100,000	200,000	250,000	550,000	250,000	250,000	250,000	750,000	250,000	250,000	300,000	800,000	300,000	250,000	250,000	800,000	2,900,000
Service Revenue	60,000	60,000	60,000	180,000	60,000	60,000	60,000	180,000	70,000	70,000	70,000	210,000	70,000	70,000	70,000	210,000	780,000
Freight Revenue	50,000	50,000	50,000	150,000	50,000	75,000	75,000	200,000	50,000	50,000	65,000	165,000	80,000	75,000	75,000	230,000	745,000
Digital	75,167	225,167	155,167	455,500	381,167	231,167	461,167	1,073,500	231,167	381,167	311,167	923,500	461,167	381,167	311,167	1,153,500	3,606,000
MHM Revenue	100,000	100,000	100,000	300,000	200,000	200,000	300,000	700,000	400,000	400,000	400,000	1,200,000	400,000	400,000	400,000	1,200,000	3,400,000
Total	2,025,167	2,625,167	2,605,167	7,255,500	2,741,167	2,806,167	3,136,167	8,683,500	3,116,167	3,266,167	3,261,167	9,643,500	3,451,167	3,326,167	3,146,167	9,923,500	35,506,000

Gross Profit %
Tajima New Machines	27.00%	27.00%	27.00%	27.00%	27.00%	27.00%	27.00%	27.00%	27.00%	27.00%	27.00%	27.00%	27.00%	27.00%	27.00%	27.00%	27.00%
SEIT Laser Machines	30.00%	30.00%	30.00%	30.00%	#DIV/0!	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%
Tajima Used Machines	#DIV/0!	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%
software	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Part/Supplies/Acces/ Sales	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%
Service	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Freight	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%
Digital	24.00%	18.00%	19.36%	19.46%	20.46%	24.00%	19.51%	20.81%	24.00%	20.46%	21.69%	21.76%	19.51%	20.46%	21.69%	20.41%	20.76%
MHM	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	33.03%	28.75%	30.00%	30.59%	30.21%

Gross Margin
Tajima New Machines	351,000	432,000	432,000	1,215,000	432,000	432,000	432,000	1,296,000	459,000	459,000	459,000	1,377,000	459,000	459,000	432,000	1,350,000	5,238,000
SEIT Laser Machines	57,000	57,000	57,000	171,000	0	57,000	57,000	114,000	57,000	57,000	57,000	171,000	57,000	60,000	57,000	174,000	630,000
Tajima Used Machines	0	5,000	5,000	10,000	5,000	5,000	5,000	15,000	7,500	5,000	5,000	17,500	5,000	5,000	5,000	15,000	57,500
Software	75,000	75,000	75,000	225,000	75,000	75,000	75,000	225,000	75,000	87,500	87,500	250,000	100,000	100,000	100,000	300,000	1,000,000
Part/Supplies/Acces/ Sales	26,000	52,000	65,000	143,000	65,000	65,000	65,000	195,000	65,000	65,000	78,000	208,000	78,000	65,000	65,000	208,000	754,000
Service	60,000	60,000	60,000	180,000	60,000	60,000	60,000	180,000	70,000	70,000	70,000	210,000	70,000	70,000	70,000	210,000	780,000
Freight	6,000	6,000	6,000	18,000	6,000	9,000	9,000	24,000	6,000	6,000	7,800	19,800	9,600	9,000	9,000	27,600	89,400
Digital	18,040	40,540	30,040	88,620	77,980	55,480	89,980	223,440	55,480	77,980	67,480	200,940	89,980	77,980	67,480	235,440	748,440
MHM	30,000	30,000	30,000	90,000	60,000	60,000	90,000	210,000	120,000	120,000	120,000	360,000	132,104	114,981	120,000	367,085	1,027,085
Total	623,040	757,540	760,040	2,140,620	780,980	818,480	882,980	2,482,440	914,980	947,480	951,780	2,814,240	1,000,684	960,961	925,480	2,887,125	10,324,425
	30.8%	28.9%	29.2%	29.5%	28.5%	29.2%	28.2%	28.6%	29.4%	29.0%	29.2%	29.2%	29.0%	28.9%	29.4%	29.1%	29.1%

Salaries	400,627	400,627	400,627	1,201,881	400,627	400,627	400,627	1,201,881	400,627	400,627	400,627	1,201,881	400,627	400,627	400,627	1,201,881	4,807,523
Commissions	59,879	77,129	76,879	213,888	79,329	82,029	90,279	251,638	90,329	94,079	94,279	278,688	99,229	95,879	90,829	285,938	1,030,150
Payroll Taxes	58,778	58,965	55,696	173,440	38,542	38,720	39,463	116,725	33,257	33,594	33,568	100,419	33,986	33,715	33,336	101,037	491,621
Hospitalization	49,000	49,000	49,000	147,000	49,000	49,000	49,000	147,000	49,000	49,000	49,750	147,750	49,300	48,868	49,000	147,168	588,918
Contract Labor	2,000	2,000	2,000	6,000	2,000	3,000	3,000	8,000	3,000	3,000	3,000	9,000	3,000	3,000	3,000	9,000	32,000
Software Support	15,000	15,000	15,000	45,000	15,000	15,000	15,000	45,000	12,000	12,000	12,000	36,000	12,000	12,000	12,000	36,000	162,000
Employment Costs	1,000	1,000	2,000	4,000	2,000	2,000	2,000	6,000	2,000	2,000	2,000	6,000	2,000	2,000	2,000	6,000	22,000
Insurance	40,500	40,500	40,500	121,500	40,500	40,500	40,500	121,500	40,500	40,500	40,500	121,500	40,500	40,500	40,500	121,500	486,000
Utilities	10,000	10,000	10,000	30,000	8,000	8,000	8,000	24,000	8,000	8,000	8,000	24,000	10,000	10,000	10,000	30,000	108,000
Rent	53,797	53,797	53,797	161,390	53,797	53,797	53,797	161,390	53,797	53,797	53,797	161,390	53,797	53,797	53,797	161,390	645,558
Telephone	34,000	34,000	34,000	102,000	34,000	34,000	34,000	102,000	33,000	33,000	33,000	99,000	33,000	33,000	33,000	99,000	402,000
Repairs & Maintenance	4,000	4,000	4,000	12,000	4,000	4,000	4,000	12,000	4,000	4,000	4,000	12,000	4,000	4,000	4,000	12,000	48,000
Protection & Security	300	300	300	900	300	300	300	900	300	300	300	900	300	300	300	900	3,600
Postage, & Office Supplies	17,000	17,000	17,000	51,000	17,000	17,000	17,000	51,000	17,000	17,000	17,064	51,064	17,120	17,000	17,123	51,243	204,307
Computer	10,000	10,000	10,000	30,000	10,000	10,000	10,000	30,000	10,000	10,000	10,000	30,000	10,000	10,000	15,000	35,000	125,000
Professional Fees	48,000	48,000	48,000	144,000	48,000	48,000	48,000	144,000	48,000	48,000	48,000	144,000	48,000	48,000	48,000	144,000	576,000
Advertising	22,000	22,000	22,000	66,000	22,000	22,000	22,000	66,000	22,000	22,000	22,000	66,000	22,000	22,000	22,000	66,000	264,000
T&E	79,500	79,500	79,500	238,500	79,500	79,500	79,500	238,500	79,500	79,500	79,500	238,500	79,500	79,500	79,500	238,500	954,000

Hirsch International Corporation

Forecast 2009

Prepared by CTG	Personal Confidential	2/12/200911:23 AM

CONSOLIDATED 2009 Forecast

Auto Expense	59,833	59,833	59,833	179,500	59,833	59,833	59,833	179,500	59,833	59,833	59,833	179,500	59,833	59,833	59,833	179,500	718,000
Trade Shows	59,910	38,080	59,635	157,625	17,720	16,135	14,000	47,855	28,335	29,555	34,695	92,585	70,890	9,350	910	81,150	379,215
Seminars	1,000	1,000	1,000	3,000	1,000	1,000	1,000	3,000	1,000	1,000	1,000	3,000	1,000	1,000	1,000	3,000	12,000
Education & Training	4,000	5,000	5,500	14,500	4,000	5,000	5,500	14,500	4,000	5,000	5,500	14,500	4,000	5,000	5,500	14,500	58,000
Dues & Subs	2,500	2,500	2,500	7,500	2,500	2,500	2,500	7,500	2,500	2,500	2,500	7,500	2,500	2,500	2,500	7,500	30,000
Manufacturing/Service	4,000	4,000	4,000	12,000	4,000	4,000	4,000	12,000	4,000	4,000	4,000	12,000	4,000	4,000	4,000	12,000	48,000
Freight Out	5,000	5,000	5,000	15,000	5,000	5,000	5,000	15,000	5,000	5,000	5,000	15,000	5,000	5,000	5,000	15,000	60,000
License Fees	5,000	5,000	5,000	15,000	5,000	5,000	5,000	15,000	5,000	5,000	5,000	15,000	5,000	5,000	5,000	15,000	60,000
Real Estate Taxes	3,000	3,000	3,000	9,000	3,000	3,000	3,000	9,000	3,000	3,000	3,000	9,000	3,000	3,000	3,000	9,000	36,000
Depreciation & Amortization	38,000	38,000	38,000	114,000	38,000	38,000	38,000	114,000	38,000	38,000	38,000	114,000	38,000	38,000	38,000	114,000	456,000
Bad Debt	5,000	5,000	5,000	15,000	5,000	5,000	5,000	15,000	5,000	5,000	5,000	15,000	5,000	5,000	5,000	15,000	60,000
Bank Charges	19,000	19,000	19,000	57,000	19,000	19,000	19,000	57,000	19,000	19,000	19,000	57,000	19,000	19,000	19,000	57,000	228,000
Miscellaneous	(5,000)	(5,000)	(5,000)	(15,000)	(5,000)	(5,000)	(5,000)	(15,000)	(5,000)	(5,000)	(5,000)	(15,000)	(5,027)	(5,082)	(5,000)	(15,109)	(60,109)
Total S, G & A	1,106,624	1,103,231	1,122,767	3,332,623	1,062,648	1,065,941	1,073,299	3,201,888	1,075,978	1,082,285	1,088,913	3,247,176	1,130,554	1,065,787	1,057,755	3,254,097	13,035,783

Operating Income (loss)	(483,584)	(345,691)	(362,727)	(1,192,003)	(281,668)	(247,461)	(190,319)	(719,448)	(160,998)	(134,805)	(137,133)	(432,936)	(129,870)	(104,826)	(132,275)	(366,972)	(2,711,358)

Other (Income) Expense	(3,000)	(3,000)	(3,000)	(9,000)	(3,000)	(3,000)	(3,000)	(9,000)	(3,000)	(3,000)	(3,000)	(9,000)	(3,000)	(3,000)	(3,000)	(9,000)	(36,000)

Net income (loss) b/f taxes	(480,584)	(342,691)	(359,727)	(1,183,003)	(278,668)	(244,461)	(187,319)	(710,448)	(157,998)	(131,805)	(134,133)	(423,936)	(126,870)	(101,826)	(129,275)	(357,972)	(2,675,358)

Corporate Taxes	1,000	1,000	1,000	3,000	1,000	1,000	1,000	3,000	1,000	1,000	1,000	3,000	1,000	1,000	1,000	3,000	12,000

Net Income (loss)	(481,584)	(343,691)	(360,727)	(1,186,003)	(279,668)	(245,461)	(188,319)	(713,448)	(158,998)	(132,805)	(135,133)	(426,936)	(127,870)	(102,826)	(130,275)	(360,972)	(2,687,358)

Clear Thinking Group LLC has relied on information provided by Hirsch International Corporation and its officers. Clear Thinking Group LLC has not audited any of the information provided to us.

Prepared by CTG	Personal Confidential	2/12/200911:23 AM